UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 16, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT ON

OPERATING DATA FOR FEBRUARY 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In February 2021, the Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 50.22% year-on-year, among which, the passenger transportation capacity of its domestic routes increased by 181.07% year-on-year, while the passenger transportation capacity of its international and regional routes decreased by 88.57% and 58.85% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) increased by 83.83% year-on-year, among which, the passenger traffic volume of its domestic routes increased by 293.57% year-on-year, while the passenger traffic volume of its international and regional routes decreased by 93.63% and 53.76% year-on-year, respectively; and passenger load factor increased by 11.25 percentage points year-on-year to 61.52%, among which, the passenger load factor of its domestic and regional routes increased by 17.93 and 4.51 percentage points year-on-year, respectively, while the passenger load factor of its international routes decreased by 25.11 percentage points.

Against the background of the continuous widespread of the novel coronavirus (COVID-19) pandemic abroad and the intertwining trend of the sporadical and regional clustered spread of the pandemic locally, and affected by the requirements of pandemic prevention and control and travel policies, the civil aviation industry in general has shown the characteristics of “longer time span, slow down of peak travel period and diversified needs for travel” during the Spring Festival this year. In line with the requirements of pandemic prevention and control, the Company launched the “contactless, paperless and no gatherings” smart travel services, and flexibly deployed the transportation capacity according to the market demand, thereby managing the work during the 2021 Spring Festival and providing safe and convenient travel services to the passengers.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In February 2021, freight traffic volume (measured by revenue freight tonne-kilometres) increased by 175.41% year-on-year, and freight load volume increased by 2.08 percentage points year-on-year.

In February 2021, the Company launched new domestic passenger transportation routes such as Shanghai — Jingzhou — Guiyang.

II.	FLEET STRUCTURE

In February 2021, the Company introduced three A320NEO aircraft, and retired one B737-800 aircraft. As of the end of February 2021, the Company operated a total of 728 aircraft, including 285 self-owned aircraft, 250 aircraft under finance lease and 193 aircraft under operating lease.

Details of the fleet structure were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	45	5	94
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	7	0	8
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	239	204	188	631
5	A320 series	137	131	72	340
6	B737 series	102	73	116	291

	Regional aircraft	2	1	0	3
7	ARJ series	2	1	0	3

	Total	285	250	193	728

Note:	The nine business aircraft self-owned by and held under trust of the Company were not included in the fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in February 2021	Amount completed in February 2020	Year-on- year increase	Total amount completed from January to February in 2021	Total amount completed from January to February in 2020	Year-on- year increase
Passenger Transportation Data
ASK (available seat- kilometres) (millions)	8,824.85	5,874.46	50.22%	20,848.79	29,982.85	-30.46%
— Domestic routes	8,472.26	3,014.24	181.07%	20,051.32	17,879.18	12.15%
— International routes	317.19	2,774.18	-88.57%	707.58	11,556.57	-93.88%
— Regional routes	35.41	86.05	-58.85%	89.89	547.10	-83.57%

RPK (revenue passenger-kilometres) (millions)	5,429.17	2,953.31	83.83%	12,578.06	21,092.19	-40.37%
— Domestic routes	5,314.62	1,350.36	293.57%	12,303.61	12,456.18	-1.22%
— International routes	100.04	1,571.56	-93.63%	235.14	8,285.85	-97.16%
— Regional routes	14.51	31.39	-53.76%	39.31	350.15	-88.77%

Number of passengers carried (thousands)	3,884.33	1,322.03	193.82%	9,025.97	11,454.11	-21.20%
— Domestic routes	3,859.27	1,005.55	283.80%	8,961.01	9,321.17	-3.86%
— International routes	15.02	291.45	-94.85%	37.63	1,867.41	-97.98%
— Regional routes	10.03	25.03	-59.91%	27.33	265.52	-89.71%

Passenger load factor (%)	61.52	50.27	11.25pts	60.33	70.35	-10.02pts
— Domestic routes	62.73	44.80	17.93pts	61.36	69.67	-8.31pts
— International routes	31.54	56.65	-25.11pts	33.23	71.70	-38.47pts
— Regional routes	40.99	36.48	4.51pts	43.73	64.00	-20.27pts

Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	658.74	254.74	158.59%	1,403.94	1,106.26	26.91%
— Domestic routes	181.76	55.40	228.08%	430.70	345.97	24.49%
— International routes	472.56	195.56	141.64%	965.90	742.54	30.08%
— Regional routes	4.41	3.78	16.94%	7.34	17.75	-58.66%

	Amount completed in February 2021	Amount completed in February 2020	Year-on- year increase	Total amount completed from January to February in 2021	Total amount completed from January to February in 2020	Year-on- year increase
RFTK (revenue freight tonne-kilometres) (millions)	224.03	81.34	175.41%	482.51	327.95	47.13%
— Domestic routes	49.78	17.86	178.73%	125.26	100.77	24.31%
— International routes	173.31	62.94	175.34%	355.53	224.76	58.18%
— Regional routes	0.94	0.54	73.41%	1.72	2.41	-28.61%

Weight of freight carried (million kg)	56.19	20.85	169.54%	131.31	103.54	26.82%
— Domestic routes	33.89	12.68	167.26%	86.13	71.07	21.20%
— International routes	21.36	7.69	177.59%	43.45	30.31	43.36%
— Regional routes	0.94	0.47	99.34%	1.72	2.16	-20.29%

Freight load factor (%)	34.01	31.93	2.08pts	34.37	29.64	4.72pts
— Domestic routes	27.39	32.24	-4.85pts	29.08	29.13	-0.04pts
— International routes	36.67	32.19	4.49pts	36.81	30.27	6.54pts
— Regional routes	21.20	14.29	6.90pts	23.49	13.60	9.89pts

Consolidated Data
ATK (available tonne-kilometres) (millions)	1,452.98	783.44	85.46%	3,280.33	3,804.72	-13.78%
— Domestic routes	944.27	326.68	189.05%	2,235.32	1,955.10	14.33%
— International routes	501.11	445.24	12.55%	1,029.58	1,782.63	-42.24%
— Regional routes	7.60	11.52	-34.01%	15.43	66.99	-76.97%

RTK (revenue tonne-kilometres) (millions)	704.86	337.57	108.81%	1,600.37	2,164.70	-26.07%
— Domestic routes	520.43	135.38	284.42%	1,218.71	1,187.09	2.66%
— International routes	182.21	198.92	-8.40%	376.46	944.59	-60.15%
— Regional routes	2.22	3.26	-32.06%	5.20	33.03	-84.24%

Overall load factor (%)	48.51	43.09	5.42pts	48.79	56.90	-8.11pts
— Domestic routes	55.11	41.44	13.67pts	54.52	60.72	-6.20pts
— International routes	36.36	44.68	-8.32pts	36.56	52.99	-16.42pts
— Regional routes	29.18	28.34	0.84pts	33.74	49.31	-15.57pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of the novel coronavirus (COVID-19) pandemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 March 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).